


# 2012 ANNUAL SHAREHOLDERS' PRESENTATION

## Daytona Beach

INTERSTATE **95**    INTERSTATE **4**

## CTLC
Consolidated-Tomoka Land Co.

in the path of progress

This presentation may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as 'will,' 'believes,' 'expects' or similar expressions. Such information is based upon expectations of our management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond our control and based upon premises with respect to future business decisions, which are subject to change. We do not undertake to update the forward-looking statements contained in this presentation. For a description of the risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this presentation, see our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ('SEC'), and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system at http://www.sec.gov

# CTO Profile

## OUR HISTORY

| | |
|---|---|
| **Established** | **1902** |
| Incorporated | 1910 |
| **Public company** | **1969** |
| Spun off from Baker-Fentress | 1999 |

## TODAY

### LAND

**11,000+ acres** w/in 4 miles of I-95
9 miles from Atlantic ocean

### INCOME PROPERTIES

**26 Single-tenant properties**

**2 Self-developed properties**
multi-tenant office/flex properties

### OTHER ASSETS

**LPGA International** - Two 18-hole championship golf courses & clubhouse (leased)

Approx. **490,000 acres** of subsurface rights

**22** Billboards

## TOMORROW

### STRATEGY for GROWTH

**Grow Income Properties Portfolio**
- Geographic diversity
- Asset class / credit diversity

**Added Investment Focus**
- Ground leases
- Sale leasebacks
- First mortgage investments

# CTO Snapshot

| | |
|---|---|
| Ticker | NYSE Amex: CTO |
| Shares | 5.7 million |
| Share Price (as of April 16, 2012) | $29.34 |
| Annual Dividend | $0.04 |
| 52-week Range | $24.65 - $33.69 |
| Equity Market Capitalization | $167.2 million |
| Total Debt [1] | $16 million |
| Other Liabilities [1] | $42 million |
| Debt [1] / Total Enterprise Value | <10% |

(1) As of March 31, 2012

# Financial Statement Highlights

| Operations | | 2011[1] | | 2010 | | 2009 |
|---|---|---|---|---|---|---|
| Net Income (Loss) | $ | (4,706,191) | $ | (602,954) | $ | 800,570 |
| Basic Earnings per Share | | | | | | |
| Net Income (Loss) | $ | (0.82) | $ | 0.11 | $ | 0.14 |
| Dividends | $ | 0.04 | $ | 0.04 | $ | 0.30 |
| Financial Position | | | | | | |
| Investment Securities | $ | 0 | $ | 4,939,625 | $ | 4,966,864 |
| Income Properties | $ | 126,178,340 | $ | 126,531,668 | $ | 126,396,631 |
| Total Debt | $ | 15,266,714 | $ | 15,249,248 | $ | 13,210,389 |
| Shareholders' Equity | $ | 113,164,443 | | | | |
| Per Share | $ | 19.50± | | | | |

(1) includes $6,618,888 of write-downs / impairments ($4,065,652 net of income taxes)

## Golf

### Operating Loss

| | |
|---|---|
| 2011 [1] | $(5,666,554) |
| 2010 | $(1,969,274) |

(1) Net income includes Impairment Charge of $4,012,476

## Summary

- Two 18-hole championship courses with 3-hole practice facility & clubhouse

- Semi-private club

- Leased from City of Daytona Beach through 2022 with extension options for 35 years (lease rate doubles to $500,000 Sept 2012)

## 2011 – 2012 Activities

- Q3 2011 launched new member drive: over 50 new members

- Year-end memberships: 141

- Wrote-down investment from $6.5 to $2.5 million in 2011

- Jan 2012 engaged ClubCorp as new management company
  - national vendor contract arrangements
  - national marketing capabilities
  - club affiliate program for members

## Strategy

- Increase new memberships

- Provide 1st class golf & club experience

- Reduce operating costs & improve operating efficiencies

# Income Properties Highlights

## Income Properties

### Operating Income

| | |
|---|---|
| **2011** | **$6,535,289** |
| **2010** | **$6,567,609** |

## Summary

- Average lease duration approx. 10 yrs on 26 single-tenant properties
- 2 self-developed properties - 86% weighted average occupancy

## 2011 – 2012 Activities

- Hired CBRE to market 6 non-core income properties (2 under contract)
- Sold Lakeland Barnes & Noble December 2011 - $2.9 million
- Hired Director of Investments, Steven Greathouse
- Funded a two-step transaction to acquire a Walgreens in Boulder, Colorado, April 2012 for $7.4 million. Transaction to complete in Q2

## Strategy

- Accelerate selective acquisitions of additional income properties in diverse geographic locations
- Our goals for the single-tenant portfolio are as follows:
  - Increase the average lease duration
  - Improve the location quality of the portfolio
  - Diversify the portfolio geographically and by credit

## Top Tenants as of 4/25/2012

| Rank | Tenant | GLA (SF) | % of Total | Properties |
|------|--------|----------|------------|------------|
| 1 | Walgreens | 116,200 | 21.8% | 8 |
| 2 | CVS | 114,938 | 21.6% | 9 |
| 3 | Lowe's | 114,734 | 21.5% | 1 |
| 4 | Dick's Sporting Goods | 46,315 | 8.7% | 1 |
| 5 | Harris Teeter Supermarket | 45,089 | 8.5% | 1 |
| 6 | Best Buy | 30,038 | 5.6% | 1 |
| 7 | Barnes & Noble | 28,000 | 5.3% | 1 |
| 8 | Northern Tool & Equipment | 25,454 | 4.8% | 1 |
| 9 | PNC Bank | 12,391 | 2.3% | 3 |
| | Totals: | 533,159 | 100.0% | 26 |

## Occupancy



- Located in Florida, Georgia, North Carolina & Colorado

- 2011 Operating Income: Approx. $8.6 million

- Average remaining lease term: 10 years

# Self-Developed Properties


Merrill Lynch
Wealth Management

**OFFICE**
Concierge Office Park

22,000 SF
Built in 2009 - **75% occupied**
Anchor Tenant: Merrill Lynch


INDIGO

**FLEX / OFFICE**
Mason Commerce Center Phase I

30,720 SF
Built in 2009 - **94% occupied**
Anchor Tenants: Walgreen Co.,
State of Florida - Dept. of Revenue

**TOTAL = 52,720 SF** and **86% weighted average occupancy**

## Land

### Operating Loss

| | |
|---|---|
| 2011[1] | $(3,509,236) |
| 2010[2] | $(2,018,735) |

(1) Net income includes Impairment Charge of $2,606,412
(2) Includes Dunn Ave modification

## Summary

- Own 11,000+ acres; (1,500 east of I-95)

- Approx. 10 acres in Gateway Business Center being permitted for 146,000 SF of industrial development

- Approx. 15 acres of 1st phase of Williamson North Professional Center (across from Florida Hospital) permitted

- Mason Commerce Phase II permitted for two 15,360 SF buildings on 5 acres in the Gateway Business Center

- Cornerstone: 2 remaining office pad sites approved for 48,000 SF & 72,000 SF

## 2011 Activities

- Wrote-down investment in 317 acres near LPGA International's Grande Champion ($2.6 million) due to CDD assessments & market values

- Repurchased 17.43 acres from Halifax Hospital for $3.2 million

## Strategy

- Maximize use & positioning on land for future growth

# Agricultural Operations Highlights

## Agricultural Operations

## Operating Loss

| | |
|---|---|
| 2011 | $(584,466) |
| 2010 | $(407,412) |

## Summary

- Land managed for hay, timber, cattle, hunting and aggregates

## 2011 – 2012 Activities

- Sold $170,000 of equipment in 2011

- Reduced employees from 9 to 2

- Signed agreement March 2012 with American Forest Management to help reduce costs & broaden agricultural use of land

## Strategy

- Sell remaining equipment in 2012

- Utilize 3rd parties under leases rather than internally managing agriculture operations

- Broaden agricultural uses

# Billboard / Subsurface / Oil Highlights

**Billboard
Subsurface
Oil**

## Operating Income [1]

| | |
|---|---|
| 2011 | $549,551 |
| 2010 | $230,446 |

(1) Billboards reported under Income Property

## Summary

- 22 billboards
- Approx. 490,000 acres of subsurface rights

## 2011 – 2012 Activities

- Signed 8-year, approx. 136,000-acre subsurface mineral lease in Lee & Hendry Counties Sept 2011. Received $914,000 for first year with Tenant obligated for one additional payment of $921,000

- Two existing oil wells with a separate producer realized over $220,000 in royalty income in 2011

- Leased remaining 6 billboards

## Strategy

- Maximize cash flow from leases

**Shareholder Interests**

## Stock Buyback Program

- $8 million program in place since November 2008

- $7,895,352 remaining

- Repurchased 4,660 shares in 2009

- Company committed to buying back shares at opportunistic prices

## Alignment with Shareholder Interests

- Board will be reduced from 11 to 9 in 2012 with a goal to reduce to 7 by 2014 annual shareholder meeting

- Adopted stock ownership guideline requiring board members to own company stock

- Pension & deferred compensation plans frozen at December 31, 2011

## Value + Income

**Deep Value in Land Holdings**

- Company's book value of approximately $20.00 per share reflects a basis of less than $3,900 per acre for the land with ($6.00) per share of tax-deferred liabilities

- Stock price reflects a low value per acre

**Stable Income Producing Portfolio**

- 26 single-tenant properties in diversified locations, leased primarily to CVS, Lowe's and Walgreen Co. Two self-developed office and flex properties in Daytona Beach, FL

- Provides consistent cash flow and supports our land business

- Building cash flow

| | |
|---|---|
| John P. Albright | President and Chief Executive Officer of the Company |
| Mark E. Patten | Senior Vice President and Chief Financial Officer |
| Bruce W. Teeters | Senior Vice President - Real Estate Operations |
| Linda Crisp | Vice President and Corporate Secretary |
| Gary Moothart | Vice President and Controller |
| Teresa J. Thornton-Hill | Corporate Counsel |
| Steven R. Greathouse | Director of Investments |

# Daytona Beach Area



N
40
95
Granada Blvd.
40
Granada Bridge
Hand Ave.
1
A1A
STATE CONSERVATION PROPERTY
Clyde Morris Blvd.
Nova Rd.
Halifax River
Atlantic Ocean
School
LPGA Blvd.
5A
USTA Tennis
LPGA International Golf Courses
Williamson Blvd.
Mason Ave.
Bridge
LPGA Blvd.
92
Intl' Speedway Blvd.
Bridge
Daytona Int'l Speedway
92
A1A
400
Beville Rd.
1
4
To Orlando
CTLC Land
Not to scale

# Gateway Center of Daytona Beach


GATEWAY CENTER OF DAYTONA BEACH
N
GATEWAY BUSINESS CENTER PHASE I 10 ACRES / 146,000 SF
95
DAYTONA BEACH AUTOMALL
70,500 AADT
VITAS - 55,000 SF
COSTA DEL MAR - 31,600 SF
ARK TECHNOLOGIES 50,000 SF
33,000 SF EXPANSION
DAYTONA BEVERAGES 64,240 SF
TELEDYNE 52,000 SF EXPANSION
TELEDYNE 97,640 SF
PIEDMONT PLASTICS 58,200 SF
MASON AVENUE EXTENSION
MASON COMMERCE CENTER PHASE II 30,720 SF AVAILABLE 5.5 ACRES
MASON COMMERCE CENTER PHASE I - 15,360 SF
MASON COMMERCE CENTER PHASE I - 15,360 SF
WILLIAMSON BOULEVARD
21,030 AADT

# Florida Hospital


FLORIDA HOSPITAL
N
BERMUDA ESTATES
344 UNITS
WAL-MART
SR 40
95
SAN MARCO APTS
260 UNITS
CROWNE APTS
272 UNITS
ABERDEEN
580 UNITS
WILLIAMSON BOULEVARD
FLORIDA HOSPITAL
MEMORIAL MEDICAL CENTER

# I-95 / LPGA Boulevard Interchange


I-95 / LPGA BOULEVARD INTERCHANGE
N
WILLIAMSON BOULEVARD
Vince Carter's
CORNERSTONE OFFICE PARK
LPGA BOULEVARD
LPGA BLVD
95
DAYTONA BEACH
70,600 AADT

# CTO Lands


STATE CONSERVATION LAND
Dunn Ave
Dunn Ave

